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October 2, 2012

Mr. Alberto Zapata
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:  Variable Annuity Account          SENT VIA EMAIL: ZAPATAA@SEC.GOV
     Minnesota Life Insurance Company

    File No. 333-182763 (811-04294) MultiOption Guide ("Guide")

Dear Mr. Zapata:

This letter responds to the Securities and Exchange Commission Staff comments received by Minnesota Life Insurance Company (the "Company") in a telephone conference on September 28, 2012. Each of the Staff's comments is set forth below, followed by the Company's response.

In addition, the Company has also provided a marked copy of the Guide registration statement. The revisions will be incorporated into the Guide registration statement via pre-effective amendment once the Company receives Staff approval to do so.

1. FOR COMMENT 7, PLEASE RESPOND TO THE PORTION OF THE COMMENT THAT REQUESTS YOU TO DESCRIBE THE CIRCUMSTANCES UNDER WHICH SUCH PURCHASE PAYMENTS MAY BE REFUSED TO BE ACCEPTED AND DISCLOSE HOW A CONTRACT OWNER'S FUNDING OF THE CONTRACT AND ANY OPTIONAL BENEFITS MAY BE AFFECTED BY THIS POLICY. PLEASE CLARIFY WHETHER THE REGISTRANT IS RESERVING THE RIGHT TO REFUSE INDIVIDUAL PAYMENTS OR ALL FUTURE PURCHASE PAYMENTS. PLEASE ADD THOSE DISCLOSURES TO THE PROSPECTUS.

   ALSO, PLEASE DISCLOSE IN THIS SUBSECTION WHETHER THIS PURCHASE PAYMENT POLICY IS FOLLOWED BY PURCHASERS IN ALL STATES. IF NOT, PLEASE DISCLOSE ANY VARIATIONS ON THIS PURCHASE PAYMENT POLICY REQUIRED FOR PURCHASERS IN SPECIFIC STATES.

   RESPONSE:

   In response to the Staff's comments, the following is added to the subsection referenced in the Staff's comment:

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     "We reserve the right to refuse an individual Purchase Payment if appropriate under our policies related to anti-money laundering or stranger owned contracts. Upon advance written notice, we may exercise our rights under the contract or optional riders to limit or discontinue acceptance of all future Purchase Payments. If we exercise these rights, there will be no impact to Purchase Payments received prior to the effective date of the limitation or to benefits already accrued in the contract and/or optional riders. We will apply these limitations in a non-discriminatory manner.

     If your contract was issued in the State of Florida, future Purchase Payments may not be limited beyond the minimum and maximum Purchase Payments stated in the contract or optional rider."

2. FOR COMMENT 9, PLEASE CLARIFY WHAT TYPES OF PAYMENTS ARE CONTEMPLATED IN THE DEFERMENT OF PAYMENT SECTION. PLEASE PROVIDE MORE DETAIL.

   ALSO, CLARIFY THE LAST SENTENCE OF THIS SUBSECTION INCLUDING THE REFERENCE TO THE "GENERAL ACCOUNT" SECTION.

   RESPONSE:

   In response to the Staff's comments, the disclosure referenced in the Staff's comment is replaced with the following:

     "We will make all payments (including withdrawals, surrenders, and Annuity Payments) and transfers within seven days after the date the transaction request is received by us in good order, unless the payment or transfer is postponed for: . . ."

   In addition, the last sentence in the subsection referenced in the Staff's comment is replaced with the following:

     "See the section entitled "The General Account" for additional restrictions on withdrawals from the General Account."

   Lastly, the following is added to the subsection entitled "The General Account":

     "Minnesota Life reserves the right to defer payment of amounts withdrawn from the General Account (including the Fixed Account and DCA Fixed Account) for up to six months from the date it receives the written withdrawal request (if a withdrawal is deferred for more than 30 days pursuant to this right, Minnesota Life will pay interest on the amount deferred at a rate not less than the minimum guaranteed interest rate as stated in your contract)."

Please direct additional questions or comments to the undersigned at
(651) 665-4145.

Very truly yours,

Daniel P. Preiner
Associate Counsel

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                       REGISTRATION STATEMENT REVISIONS
       Pertaining to File Nos. 333-182763 (811-04294) MultiOption Guide

REVISIONS RESPONDING TO COMMENTS RECEIVED FROM THE STAFF ON SEPTEMBER 28, 2012

   The marked version of the registration statement contains an insert number for each corresponding revision below. The reference to the comment number is shown only to facilitate ease of review.

INSERT #1 (comment 1):

   We reserve the right to refuse an individual Purchase Payment if appropriate under our policies related to anti-money laundering or stranger owned contracts. Upon advance written notice, we may exercise our rights under the contract or optional riders to limit or discontinue acceptance of all future Purchase Payments. If we exercise these rights, there will be no impact to Purchase Payments received prior to the effective date of the limitation or to benefits already accrued in the contract and/or optional riders. We will apply these limitations in a non-discriminatory manner.

   If your contract was issued in the State of Florida, future Purchase Payments may not be limited beyond the minimum and maximum Purchase Payments stated in the contract or optional rider.

INSERT #2 (comment 2):

   We will make all payments (including withdrawals, surrenders, and Annuity Payments) and transfers within seven days after the date the transaction request is received by us in good order, unless the payment or transfer is postponed for:

INSERT #3 (comment 2):

   Minnesota Life reserves the right to defer payment of amounts withdrawn from the General Account (including the Fixed Account and DCA Fixed Account) for up to six months from the date it receives the written withdrawal request (if a withdrawal is deferred for more than 30 days pursuant to this right, Minnesota Life will pay interest on the amount deferred at a rate not less than the minimum guaranteed interest rate as stated in your contract).

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